UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 15, 2023, VCI Global Limited, a British Virgin Islands business company (“VCI” or the “Company”) entered into an asset acquisition agreement (the “Agreement”) with Nextech3D.AI Corporation (the “Vendor”). Pursuant to the terms and conditions of the Agreement, the Company would acquire from Vendor: (i) common shares of the Vendor with an aggregate value of Cdn$637,500; and (ii) up to a 51% interest in in a special purpose vehicle (“SPV”) for CAD12.1 million (the “Acquisition”). The Acquisition is anticipated to be completed through the transfer of the subject assets outlined in the Agreement by the Vendor to the SPV.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Acquisition Agreement. A copy of the Acquisition Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summary of the terms of the Consulting Agreement is subject to, and qualified in the entirety by, such document.

A copy of the Company’s press release dated December 18, 2023, titled “VCI Global Acquires Proprietary Artificial Intelligence 3d Modeling Platform.” is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Report on Form 6-K and the exhibits hereto, excluding the statements attributed to the Company’s Chief Executive Officer, are hereby incorporated by reference into the Company’s Registration Statements on Form F-1, as amended (File No. 333-275239).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 2023	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Acquisition Agreement dated as of December 15, 2023, by and between VCI Global Limited and Nextech3D.AI Corporation
99.1	Press Release dated as of December 18, 2023

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